Exhibit 99(d)

[Davidson letterhead]

We hereby consent to the use in this Amendment No. 1 to the Registration Statement on Form S-4 of our presentation to the Board of Directors of Summit Bancshares Inc. and Summit Bank dated May 6, 2013 included as an Exhibit to this Amendment No. 1 to the Registration Statement on Form S-4 and to all references to our firm in the proxy statement/prospectus, including under the captions “Background of Negotiations” and “Summit’s Financial Advisor.”

In giving this consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are “experts” for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Chicago, IL
July 24, 2013

/s/ D.A. Davidson & Co.
D.A. Davidson & Co.